EKSPORTFINANS ASA | DECEMBER 2010 | WWW.EKSPORTFINANS.COM RATINGS* AND RISK WEIGHT Moody’s Aa1/P-1 (Negative Outlook) Standard & Poor’s AA/A-1+ (Stable Outlook) Fitch Ratings AA/F1+ (Stable Outlook) Risk weight 20% S&P: (June 14, 2010): “The ratings on Eksportfinans ASA reflect our opinion that there is a very high likelihood of extraordinary support from the Norwegian government.” “They are further underpinned by the company’s excellent loan asset quality and robust capitalization.” “The company’s loan asset quality remains excellent, with the entire loan portfolio either guaranteed by the Norwegian government or by domestic and foreign banks.” Moody’s: (November 25, 2009): “The high probability of support in a distress scenario reflects Eksportfinans’s importance to the government.” “Moody’s acknowledges Eksportfinans’s strong position as a provider of export loans and monopoly situation in the government-supported schemes in Norway, but also considers export lending to be more cyclical than local government lending.” *A credit rating reflects the creditworthiness of Eksportfinans in the view of the rating agency and is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness does not affect or enhance the likely performance of an investment other than the ability to meet obligations. KEY FACTS Norway’s specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector: Sole and exclusive operator of supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry All export lending benefits from of Norway or a highly rated financial institution Eksportfinans’ long term funding requirement for 2010 approximately USD12bn: Only Norwegian international program Closest proxy to the Kingdom of basis OWNERSHIP ISSUANCE PROGRAMS Programs / Shelves: US MTN, Extensive range of structures FINANCIAL HIGHLIGHTS _USD BILLION_ Q3 Q3 2010 2009 2009 2008 2007 Total assets 39.840.639.042.4 40.4 Total loans outstanding 20.721.4 21.2 19.9 23.0 Capital adequacy total 14.4%13.5%13.3%11.6%9.6% Capital adequacy core 10.3%9.8%9.7%8.1%6.3% RECENT DEVELOPMENTS Eksportfinans’ underlying business operations showed continued good performance in the first nine months of 2010, with a net interest income of NOK 1,095 million compared the same period in 2009. Disbursements 21.2 billion in the first nine months billion for the corresponding period in 2009. Total comprehensive income in the first nine months 2010 was positive NOK 177 million, compared to same period in 2009. Net profit excluding unrealized gains and losses was NOK 648 million in the first nine NOK 803 million in the corresponding On April 30th 2010 the Norwegian package for domestic industry which includes among other things a softening of the regulations regarding Norwegian content to beNorwegian Government included in export contracts financed by Eksportfinans. The required Norwegian content in the projects financed with government supported export credits is reduced froma guarantee from the Kingdom -ment also opened up for issuing guarantees and loans for projects of national interest. This means that other factors than actual deliveries from Norway can be considered in the assessment of whether a project qualifies for loans and guarantees. with a Global benchmark In its annual letter to Eksportfinans regarding the management of the government supported export financing scheme for 2010, the Minis-Norway on a Global benchmark try of Trade and Industry has requested Eksportfinans to be aware of innovative projects and to support the Norwegian export industry in renewable energy projects specifically. DISCLAIMER Any information contained herein is neither an offer nor a solicitation of an offer to buy or sell securities. Any such offer is made only by the prospectus related to such securities. This document is subject to amendment and completion and should not be relied upon for the purpose of investment decisions. For a complete overview of information from Eksportfinans, please see www.eksportfinans.com. This document was last amended on Eksportfinans has filed a registration statement Before investing, please read the prospectus in that registration statement and other a documents filed with the SEC for more complete 34% The documents are available free of charge bythus, site at www.sec.gov. Alternatively, Eksportfinans, any underwriter or any dealer participating in an offering will arrange to call toll-free 1-866-500-5408.
FREE WRITING PROSPECTUS dated December 10, 2010
Filed pursuant to Rule 433
Registration Statement No. 333-164694